SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ/MF) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby invited to attend an Extraordinary Shareholders’ Meeting at the Company’s headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba, State of Paraná, on January 28th , 2011 at 2:30 pm, to deliberate on the following agenda:

1.	Replacement of Company’s Directors’ Board Members; indicated by the Major Shareholder;
2.	Replacement of Company’s Fiscal Council Members, indicated by the Major Shareholder.

Notes:
a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting, including the Shareholders’ Meeting Participation Manual, are available to shareholders at the Company’s headquarters; and
b) The powers of attorney for the Shareholders’ Meeting should be delivered to Copel’s headquarters at the Shareholders” Department of the Financial and Investor Relations Area at Rua Coronel Dulcídio, 800, 3rd floor, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, December 27th , 2010

LÉO DE ALMEIDA NEVES

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 29, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Raul Munhoz Neto
Raul Munhoz Neto CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.